Sunburst Acquisitions V, Inc.
Room 2305A, 23/F
World-Wide House, 19 Des Voeux Road
Central, Hong Kong

January 18, 2018

Via E-Mail
Lisa M. Kohl for
Mara L. Ransom
Assistant Director
Office of Consumer Products
U.S. Securities and Exchange Commission
Washington, D.C. 20549-4631

Re:	Sunburst Acquisitions V, Inc. Registration Statement on Form 10-12G Filed November 13, 2017 File No. 000-24483

Dear Ms. Kohl:

We are in receipt of your comment letter dated December 11, 2017 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by our responses:

General

1.       We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date.

The Staff's comment is duly noted and acknowledged.

Business, page 1

2.       We note that in a Risk Factor entitled "We may not be able to adequately protect our Intellectual Property" on page 11 you state that you "rely on a combination of copyright, trademark and trade secrets laws to protect our intellectual property rights." Please revise your business discussion to include the importance and duration of all material copyright, trademarks and licenses held. See Item 101(h)(4)(vii) of Regulation S-K.

In response to the Staff's comments, the Registration Statement has been revised in the Amendment No. 1 to Form 10 (the "Registration Statement") on page 12.

3.       We note the risk factors discussing acquisitions as a part of your expansion strategy. To the extent material, please provide additional disclosure regarding your acquisition plans elsewhere in the registration statement.

In response to the Staff's comments, the Registration Statement has been revised in the Registration Statement on page 3.

Mara L. Ransom
January 18, 2018

Marketing and Customers, page 4

4.       We note that your five top customers accounted for 75.68% of your revenues in the six months ended June 30, 2017. Please briefly describe the terms of any material customer, supplier or distribution agreements, including payment, duration and renewal terms.

In response to the Staff's comments, the Registration Statement has been revised in the Registration Statement on pages 4 and 5.

Risk Factors, page 9

5.       Please add a risk factor concerning your previous inability to timely file your periodic reports under the Securities and Exchange Act of 1934. Please discuss in this risk factor the risk that investors may not have access to current or timely financial information about your company.

In response to the Staff's comments, the Registration Statement has been revised in the Registration Statement on pages 11 and 12.

6.       Please add a risk factor regarding your substantial outstanding receivables and any material risk that you will be unable to collect the balance of such receivables.

In response to the Staff's comments, the Registration Statement has been revised in the Registration Statement on page 11.

Directors and Executive Officers, page 23

7.       We note your disclosure on page 1 that Mr. Ho controls Sea Treasure Holdings Limited. Please revise to describe all of the business experience of Mr. Ho for the past five years. Refer to Item 401 of Regulation S-K.

In response to the Staff's comments, the Registration Statement has been revised in the Registration Statement on page 24.

Item 15. Financial Statements and Exhibits

8.       Please update your financial statements and related disclosures, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date.

In response to the Staff's comments, the Registration Statement has been revised to include reviewed financial statements as of and for the nine months ended September 30, 2017 starting on page F-18.

Audited Consolidated Statements of Operations and Comprehensive Loss, page F-3

9.       We note the line item within operating expenses called Loss on sales. Your description on page 21 states that this "represents the loss making in the transactions with our related parties." Please explain to us in greater detail the transactions to which this relates and how the related party transactions result in losses. Please be detailed in your explanation.

In response to the Staff's comments, the Registration Statement has been revised on page F-3.  The Company has added additional disclosure in its financial statements detailing the specific transactions that generated losses with those specific related parties.  The Company did not earn its regular profit margin in providing import agent services to those specific related parties.  The Company recognizes revenue based on the sales amount invoiced to each specific customer less the estimated amount due to each corresponding supplier, the difference being a net agency fee for accounting purposes.  This amount and percentage may vary; however, the fee received represents approximately 0.1% to 0.3% of the gross invoiced amount, net of value added taxes.  In certain circumstances where the Company provided import agencies services to related parties, the Company issued gross sales invoice amounts at less than the amounts they were invoices from suppliers.  The Company would only agree to such terms because the customer is a related party.

Mara L. Ransom
January 18, 2018

Notes to Financial Statements

Note 1. The Company and Principal Business Activities, page F-6

10.       We note your disclosure regarding the acquisition on November 13, 2017 of Success Green and its subsidiaries. Your disclosure here states that the acquisition has been accounted for as a business combination under common control. However, in other places in the document, such as on page 1, you stated that the transaction was a reverse merger. Please note that each accounting term has a specific meaning and related accounting. Please explain your accounting to us in greater detail and clarify the disclosures throughout your document to clearly and accurately indicate the accounting employed. We may have further comment.

In response to the Staff's comments, the Registration Statement has been revised on Pages F-6.  The Company's disclosure in the financial statements for the acquisition of Success Green was inaccurately disclosed as a business combination under common control.  The Company has revised the disclosure to be consistent with the accounting treatment of reverse acquisition.

Note 2. Summary of Significant Accounting Policies

(k) Revenue Recognition, page F-8

11. We note your statement that the company's revenue consists of net service revenue based on invoiced value of goods net of value added tax. Please clarify your revenue recognition disclosure to indicate whether revenues are recorded on a gross or net basis. Please also explain to us your reasoning for your revenue classification including a description of the process by which you generate revenue. Please refer to ASC 605-45.

In response to the Staff's comments, the Registration Statement has been revised in F-8.

The Company has modified its disclosure to indicate that it recognizes revenue on a net basis.  Invoiced amounts are gross amounts that are passed through to its service customers.  Services are considered rendered when the Company has completed its work as an import agent upon behalf of the customer.  The Company recognizes revenue based on the sales amount invoiced to each specific customer less the estimated amount due to each corresponding supplier, the difference being a net agency fee for accounting purposes.  This amount and percentage may vary; however, the fee received represents approximately 0.1% to 0.3% of the gross invoiced amount, net of value added taxes.

A further description of the earnings process is described as follows:

1.) Receive communication from PRC customer to import products.
2.) Confirms order with overseas supplier.
3.) Facilitates customs paper work with the PRC Customs departments.
4.) Pays customs duties on behalf of the PRC Customer to the PRC Customs Department
5.) Products clears customs and PRC end customer takes physical possession of product.  Company never takes physical custody.
6.) Company invoice and collects fees from PRC Customer
7.) Company remits payment to overseas supplier.

Mara L. Ransom
January 18, 2018

Note 9. Related Parties Transactions, page F-13

12.       For each related party, please explain to us in more detail the transaction that gave rise to the receivable. Please explain to us in detail how you determined the collectability of each receivable. Further, for the receivables from Jisheng that have been offset against contributed capital, please explain to us in greater detail why you believe ASC 310-10-S99-2 and S99-3 apply to these receivables.

In response to the Staff's comments, the Registration Statement has been revised on F-3.  The Company has further considered the guidance in ASC 310-10-S99-2 and S99-3 in regard to the related party receivables.  Management has decided to revise its accounting for these items to carry them at gross amounts, instead of being netted off against capital contributions.

Note 13. Going Concern Uncertainties, page F-17

13.       Please include management's assessment as to whether there is substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. Please note the guidance and disclosure requirements of ASC 205-40-50-12-13.

In response to the Staff's comments, the Registration Statement has been revised on page F-17.  Management has expanded its analysis to support the assumption that the Company has the ability to continue as going concern.  This is primarily addressed by Management and related parties providing financing to settle obligation by the Company when they become due.

Note 14. Subsequent Events, page F-17

14.       We note your disclosure that you issued 600,000,000 shares of common stock to Mr. Ho to acquire Success Green on November 13, 2017. Elsewhere in your document, you state that you issued 72,265,000 shares in this transaction. Please clarify and update your disclosures throughout the document to be consistent or supplementally explain to us the apparent inconsistency.

In response to the Staff's comments, the Registration Statement has been revised on page F-17 to resolve the inconsistency caused by typographical error.

Independent Review Report, page F-18

15.       We note the reference in the review report to the condensed consolidated balance sheets of Wave Sync Corp. Please tell us how Wave Sync Corp is related to Sunburst Acquisitions V, Inc. or update as necessary.

In response to the Staff's comments, we have revised the typographical error in the Review Report to remove reference to Wave Sync Corp, please see the Registration Statement on page F-19.

We hope this response has addressed all of the Staff's concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel Ying Li, Esq. of Hunter Taubman Fischer & Li LLC at yli@htflaywers.com.

Sunburst Acquisitions V, Inc.

By:	/s/ Terence Ho
Name:	Terence Ho
Title:	Chief Executive Officer